FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

ITEM

1	Translation of Consolidated Results Q2 2014.

2

YPF S.A.

Consolidated Results

Q2 2014

Consolidated Results Q2 2014

CONTENT

Consolidated Results Q2 2014

Adj. EBITDA for Q2 2014 reached ARS 10,464 million, 82% above Q2 2013

Q2 (*) 2013	Q1 2014	Q2 2014	Var.% Q2 14/Q2 13	(Unaudited Figures)	Jan - Jun (*) 2013	Jan - Jun 2014	Var.% 2014/2013
21,941	30,664	35,330	61.0%	Revenues (Million ARS)	40,575	65,994	62.6%
2,218	4,384	5,950	168.2%	Operating income (Million ARS)	4,751	10,334	117.5%
1,091	2,881	1,526	39.9%	Net income (**) (Million ARS)	2,349	4,407	87.6%
5,765	8,360	10,464	81.5%	Adj. EBITDA (Million ARS)	11,130	18,824	69.1%
2.77	7.34	3.89	40.1%	Earnings per share ARS (**) (ARS per Share)	5.97	11.23	88.0%
2,911	14,026	2,948	1.3%	Comprehensive Income (Million ARS)	5,554	16,974	205.6%
6,510	9,722	10,866	66.9%	Capital Expenditures (***) (Million ARS)	10,792	20,588	90.8%

Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets. (*) Q2 2013 and Jan - Jun 2013 results do not include the provision of claims relating to AESU and TGM arbitration. (**) Attributable to controlling shareholder. (***) Q1 2014 capital expenditures do not include expenditures relating to the acquisitions of Apache Group assets in Argentina (collectively, “YSUR”) and expenditures relating to the 38.45% interest acquired in the Puesto Hernández joint venture, both of which occurred in Q1 2014.

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES OF Q2 2014

•	Revenues for Q2 2014 were ARS 35,330 million, 61% higher than Q2 2013.

•	Operating income for Q2 2014 was ARS 5,950 million, 168.2% higher than the same period in the previous year.

•	Adjusted EBITDA for Q2 2014 was ARS 10,464 million, 81.5% higher compared to Q2 2013.

•	Net income for Q2 2014 was ARS 1,526 million, 39.9% higher than the same period in 2013.

•	Operating cash flow for Q2 2014 reached ARS 11,430 million, 251% above the ARS 3,253 million reported for Q2 2013.

•

For Q2 2014, total hydrocarbon production increased by 15.5% compared to the same period in 2013 to reach 555.8 Kboed. Natural gas production reached 43.5 Mm3d, 31.8% higher compared to the same period in 2013, while crude oil production increased by 5.6% to reach 240.9 Kbbld.

•

In the Downstream business segment, the total crude processing level in Q2 2014 was 91%, 20% higher than same period last year, as a consequence of the partial recovery of refining capacity after the incident affecting the La Plata Refinery on April 2, 2013.

Consolidated Results Q2 2014

•	Investment in fixed assets for Q2 2014 was ARS 10,866 million, a 66.9% increase compared to ARS 6,510 million invested in Q2 2013.

2. ANALYSIS OF OPERATING RESULTS FOR Q2 2014

Ordinary income for Q2 2014 was ARS 35,330 million, 61% higher than the same period in the previous year. This increase was driven mainly by higher sales in the domestic market in terms of gasoline and diesel of ARS 7,513 million (an increase of 59%), natural gas of ARS 1,860 million (an increase of 84%), fuel oil of ARS 1,033 million (an increase of 397%) and petrochemical products of ARS 459 million (an increase of 81%). Exports increased ARS 380 million (an increase of 12%), as a result of increases in average prices in Argentine peso terms due to exchange rate fluctuation partially offset by the decrease in crude oil exports, which reached ARS 1,029 million in Q2 2013, due to an incident at the La Plata Refinery reported in the period, while in Q2 2014 they reached ARS 9 million. Exports of flour and oils increased by 70% to a total of ARS 1,074 million and sales of fuel oil were ARS 874 million this quarter (an increase of 209%).

Costs of sales for Q2 2014 were ARS 25,427 million, 53.4% higher than Q2 2013. Purchases increased principally due to the price increase in Argentine peso terms for crude oil purchased in the domestic market. Imports of diesel and gasoline decreased by 8%, although the decrease in imports was partially offset by higher average prices in Argentine peso terms of the imported products. Other costs of sales increased mainly on account of (i) higher depreciation of fixed assets of ARS 1,808 million due to increased investment activity, (ii) greater activity and expenses for construction and service contracts of ARS 1,051 million, and (iii) higher royalties paid of ARS 869 million (as a consequence of greater production volumes and higher wellhead prices in Argentine peso terms). As a result of the damage to the La Plata Refinery in Q2 2013, insurance compensation of ARS 420 million was received in Q2 2014 for lost profits affecting YPF’s business.

The financial results for Q2 2014 were negative ARS 1,082 million, compared to positive ARS 231 million for the same period of 2013. Foreign exchange gains on net monetary liabilities decreased due to slowing depreciation of the Argentine peso during Q2 2014. As a result, the negative financial results increased due to increases in the size of debt in Argentine pesos.

The income tax amount for Q2 2014 was ARS 3,351 million, approximately ARS 2,150 million higher than Q2 2013 income tax of ARS 1,201 million. This increase arises principally from current tax liability of ARS 2,891 million (an increase of ARS 1,732 million) primarily as a result of higher results and to a lesser extent the increase of deferred income tax of ARS 418 million.

Net income for the quarter was ARS 1,526 million, 39.9% higher compared to the same period in 2013.

Total investment in fixed assets for the quarter was ARS 10,866 million, 66.9% higher than that for Q2 2013. This greater investment arises from (i) an increase in development activities, principally well drilling and workovers, and (ii) progress in the set of projects developed in YPF’s Downstream business segment.

Consolidated Results Q2 2014

3. ANALYSIS OF RESULTS BY BUSINESS UNIT FOR Q2 2014

3.1 UPSTREAM

Q2 (*) 2013	Q1 2014	Q2 2014	Var.% Q2 14/Q2 13	(Unaudited Figures)	Jan - Jun (*) 2013	Jan - Jun 2014	Var.% 2014/2013
1,443	3,013	3,305	129.0%	Operating income (Million ARS)	3,315	6,318	90.6%
10,224	14,919	16,685	63.2%	Revenues (Million ARS)	19,061	31,604	65.8%
228.2	241.6	240.9	5.6%	Crude oil production (Kbbld)	227.3	241.2	6.1%
45.7	54.0	41.2	-9.8%	NGL production (Kbbld)	50.2	47.6	-5.2%
33.0	37.2	43.5	31.8%	Gas production (Mm3d)	32.2	40.4	25.5%
481.4	529.7	555.8	15.5%	Total production (Kboed)	479.8	542.8	13.1%
170	197	727	327.6%	Exploration costs (Million ARS)	246	924	276.2%
5,514	8,603	8,672	57.3%	Capital Expenditures (**) (Million ARS)	9,168	17,275	88.4%
2,173	3,301	3,745	72.3%	Depreciation (Million ARS)	4,014	7,046	75.5%
				Realization Prices
71.4	66.5	75.5	5.8%	Crude oil prices in domestic market (***) Period average (USD/bbl)	70.0	71.0	1.4%
3.80	4.27	4.18	9.8%	Average gas price (****) (USD/Mmbtu)	3.73	4.22	13.2%

(*) Q2 2013 and Jan - Jun 2013 results do not include the impact of provision for claims relating to AESU and TGM arbitration. (**) Q1 capital expenditures do not include expenditures relating to the acquisition of Apache Group assets in Argentina (collectively, “YSUR”) and expenditures relating to the 38.45% interest acquired in the Puesto Hernández joint venture, both of which occurred in Q1 2014. (***) Q2 2014 includes YSUR crude oil sales price, which was excluded from Q1 2014. (****) Figures have been recalculated. Also, Q2 2014 includes sales related to YSUR, which were excluded from Q1 2014.

Upstream operating income was ARS 3,305 million, 129% higher compared to Q2 2013.

Sales increased by 63.2% in Q2 2014 compared to same period in 2013, primarily due to stronger sales of crude oil and natural gas. Crude oil sales increased by 66.6% (ARS 5,180 million) due to a 62.2%, increase in the price per barrel in Argentine peso terms, and greater volumes produced and transferred to YPF’s Downstream business segment, which was partially offset by a decrease of crude oil exports of ARS 1,020 million. Natural gas income increased by 82% compared to Q2 2013 due to higher volumes produced and a higher average sales price.

The price in USD terms for crude oil in the domestic market for Q2 2014 increased by 5.8% to 75.5 USD/bbl. For natural gas, the average price was 4.18 USD/Mmbtu, which was 9.8% higher than Q2 2013. In both products, the average sales price for crude oil and natural gas from YSUR of 81.23 USD/bbl and 3.17 USD/Mmbtu, respectively, was fully consolidated in Q2 2014.

Consolidated Results Q2 2014

During Q2 2014 total hydrocarbon production was 555.8 Kboed, 15.5% higher than Q2 2013; crude oil production was 240.9 Kbbld (an increase of 5.6%); natural gas production was 43.5 Mm3d, (an increase of 31.8%) and NGL production was 41.2 Kbbld (a decrease of 9.8%).

During the full quarter, production from YSUR was consolidated. Average daily hydrocarbon production was 49.5 Kboed, including 9.9 Kbbld of crude oil, 1.9 Kbbld of NGL and 6 Mm3d of natural gas.

During Q2 2014, production from unconventional areas totaled 23.2 Kboed of hydrocarbons, including 13.6 Kbbld of crude oil, 4.9 Kbbld of NGL and 0.8 Mm3d of natural gas, of which YPF’s participation is approximately 50%. As for development activity in Loma Campana, over 50 wells have been drilled targeting Vaca Muerta, where operations continue with 21 active drilling rigs and 8 workovers.

Crude oil production in the second quarter was negatively affected by the fire that occurred on March 21 at the Cerro Divisadero crude oil treating plant, located in province of Mendoza. The Cerro Divisadero plant concentrates the production of 10 oilfields in the area of Malargüe that normally totals a daily average crude oil production of approximately 9.2 Kbbld. The actual production in Q2 2014 was 4 Kbbld, 5.2 Kbbld lower than before the incident.

Costs for Q2 2014 increased by 52.4% (an increase of ARS 4,599 million), mainly due to (i) higher amortization (an increase of ARS 1,572 million) resulting from higher investment and higher valuations of assets in Argentine pesos terms, (ii) increased royalties (an increase of ARS 869 million), mainly due to higher production volumes and higher Argentine peso-denominated prices at the wellhead, (iii) an increase in costs for outsourced services (an increase of ARS 911 million), and (iv) increases in exploration costs (an increase of ARS 557 million) for asset retirement corresponding to research wells in the provinces of La Rioja, Mendoza, Santa Cruz, Chubut and Neuquén, as well as research expenses relating to exploratory areas belonging to YPF Chile. During Q2 2014, unit cash costs in US dollars decreased 18% in comparison with Q2 2013 as a consequence of both higher production and the impact of the currency devaluation.

Operating income in Q2 2014 from affiliated Upstream companies, including mainly YSUR, YPF Holdings, YPF International, YPF Energía Eléctrica (including solely the Ramos oil field) and YPF Servicios Petroleros, was ARS 53 million compared to a loss of ARS 30 million for Q2 2013. It should be noted that this variation is included in the explanation mentioned above.

CAPEX

Capital expenditures in the Upstream business segment were ARS 8,672 million in Q2 2014, 57.3% higher than the ARS 5,514 million reported for the same period in 2013.

In the Neuquina basin, capital expenditures during Q2 2014 focused mainly on the development of blocks in Loma Campana, Aguada Toledo-Sierra Barrosa, Rincón del Mangrullo, Loma La Lata, Chihuido de la Sierra Negra and Cañadón Amarillo. Development activities continue in Cuyana Basin, mainly in the Vizcacheras block, while in Golfo San Jorge basin, most of the investments were focused in Barranca Baya, Los Perales and Cañadón Yatel, in the province of Santa Cruz and Manantiales Behr, El Trébol and Escalante in the province of Chubut.

Consolidated Results Q2 2014

With respect to tight gas activity, 12 wells were drilled to the Lajas formation during Q2 2014; the average production of natural gas was 3.33 Mm3d.

As for exploration activities during Q2 2014, capital expenditures were made in the Neuquina basin mainly in the areas of Bajo del Piche, Bajo del Toro, Cañadón Amarillo, Cerro Arena, Cerro Partido, Filo Morado, Loma La Lata, Los Candeleros and Paso de las Bardas; as well as in the areas of Los Perales and Manantiales Behr, part of the Golfo San Jorge basin. To date 18 exploratory wells and 3 workovers have been completed this year.

Consolidated Results Q2 2014

3.2 DOWNSTREAM

Q2 2013	Q1 2014	Q2 2014	Var.% Q2 14/Q2 13	(Unaudited Figures)	Jan - Jun 2013	Jan - Jun 2014	Var.% 2014/2013
1,210	2,453	2,921	141.4%	Operating income (Million ARS)	2,420	5,374	122.1%

20,721	29,571	33,079	59.6%	Revenues (Million ARS)	38,985	62,650	60.7%

3,819	3,999	4,087	7.0%	Sales of refined products in domestic market (Km3)	7,708	8,086	4.9%

265	455	375	41.5%	Exportation of refined products (Km3)	715	829	15.9%

195	185	216	10.8%	Sales of petrochemical products in domestic market (*) (Ktn)	374	401	7.1%

86	57	55	-36.2%	Exportation of petrochemical products (*) (Ktn)	156	112	-28.3%

243	275	292	20.0%	Crude oil processed (Kboed)	266	284	6.8%

76%	86%	91%	20.0%	Refinery utilization (%)	83%	89%	6.8%

925	999	1,833	98.2%	Capital Expenditures (Million ARS)	1,521	2,832	86.2%

313	547	589	88.0%	Depreciation (Million ARS)	599	1,136	89.6%

740	707	774	4.6%	Average domestic market gasoline price (USD/m3)	716	739	3.3%

802	742	811	1.1%	Average domestic market diesel price (USD/m3)	780	777	-0.3%

(*)	Fertilizer sales not included

Operating income in YPF’s Downstream business segment for Q2 2014 was ARS 2,921 million, a 141.4% increase compared to ARS 1,210 million for Q2 2013.

Net sales increased by 59.6% compared to Q2 2013, primarily due to a higher average price in Argentine peso terms for gasoline and diesel, resulting in higher income of ARS 2,522 million and ARS 4,684 million, respectively. In addition, volumes of gasoline sold increased by 6.2% compared to Q2 2013 (an increase of ARS 356 million), while volumes of diesel sold decreased by 0.7%. The decrease in diesel had almost no impact on revenues due to improvements in the mix of products sold. Additionally, in Q2 2014 sales of fuel oil reflected increases in both the domestic and international market to reach ARS 2,167 million (an increase of ARS 1,625 million) and exports of flour and oils increased ARS 1,074 million (an increase of ARS 440); sales of jet fuel increased to ARS 772 million (an increase of ARS 266 million) and LPG increased to ARS 114 million (an increase of ARS 32 million). Sales in the domestic and international markets for petrochemical products reached ARS 1,475 million (an increase of ARS 276 million), an increase driven by higher prices in Argentine peso terms for the products sold.

Consolidated Results Q2 2014

Costs increased by 54.6% (an increase of ARS 10,647 million) compared to the same period in 2013. This increase was due to (i) increases in crude oil transferred from YPF’s Upstream business segment (an increase of ARS 5,714 million) and crude oil purchased from other producers (an increase of ARS 1,026 million), (ii) higher price and greater volumes of biofuel purchased (an increase of ARS 695 million) and (iii) higher amortization (an increase of ARS 276 million). In addition, imports of diesel and gasoline dropped by 8% compared to Q2 2013 from ARS 2,517 million to ARS 2,305 million. The 52% (94 Km3) drop in imported volumes of gasoline and 34% (275 Km3) drop in imported volumes of diesel was partially offset by the higher prices in Argentine peso terms.

With respect to the incident that occurred at the La Plata Refinery in Q2 2013, insurance compensation of ARS 420 million was received in Q2 2014 for lost profits affecting YPF’s business. This amount was recorded as a reduction to cost of sales based on the premise that lower volumes of refined products would have been imported if the refinery had not been damaged.

Crude oil processing volume was 292 Kboed, 20% higher than Q2 2013, showing substantial recovery of refining capacity after the incident affecting the La Plata Refinery on April 2, 2013 and the completion of maintenance activities at the Lujan de Cuyo Refinery on April 15, 2014.

Q2 2014 operating income for Downstream controlled companies, including mainly Opessa, YPF Inversora Energética (the controlling company of GASA and Metrogas), YPF Brazil, YPF Chile and YPF Energía Eléctrica (except the Ramos oil field) was ARS 223 million, compared to ARS 48 million for Q2 2013. It should be noted that this variation is included in the explanation mentioned above.

CAPEX

Capital expenditures in YPF’s Downstream business segment for Q2 2014 were ARS 1,833 million, which was 98.2% higher than Q2 2013. Multi-year projects and the engineering work for new units are under way. They are intended to increase gasoline and diesel production capacity as well as to improve the quality of such products. In addition, YPF has worked to implement a coke unit and a new alkylation unit at the La Plata Refinery as well as new coke gasoline hydrogenation units in La Plata and Mendoza, together with the projects intended to improve YPF’s logistics facilities and projects addressing optimization of safety and environmental performance.

Consolidated Results Q2 2014

3.3 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q2 2014 was a loss of ARS 365 million, ARS 62 million lower compared to a loss of ARS 303 million in Q2 2013. Increased costs were due to higher corporate salaries and social charges and other corporate expenses, which offset better results from YPF’s controlled companies AESA and YPF Tecnología.

Consolidation adjustments relating to eliminating results among business segments not transferred to third parties were positive ARS 89 million in Q2 2014 and negative ARS 132 million in Q2 2013.

3.4 RELATED COMPANIES

Q2 2014 results from companies YPF invests in but does not control were ARS 26 million, compared to Q2 2013, which was ARS 133 million. This variation was mainly due to poorer results from Central Dock Sud.

4. LIQUIDITY AND SOURCES OF CAPITAL

During Q2 2014, cash flow generation reached ARS 11,430 million, 251% higher than same period in 2013 (an increase of ARS 8,177 million), mainly due to the higher net income before income tax (an increase of ARS 3,167 million). In addition, there was a reduction in other receivables and liabilities (an increase of ARS 3,292 million) and higher fixed assets depreciation (an increase of ARS 1,929 million). Compared to the end of Q1 2014, YPF’s cash and equivalents increased by ARS 8,339 million to ARS 11,448 million by the end of Q2 2014, mainly due to higher cash flow generation and the issuance of Series XXVIII Notes for USD 1 billion in the international capital markets. Net financial debt decreased by ARS 818 million (a decrease of 2.3%) to reach ARS 34,743 million by the end of Q2 2014.

The average cost of debt denominated in Argentine pesos for Q2 2014 was 28.04%, while the average cost of debt denominated in U.S. dollars was 6.76%.

On July 10, 2014 dividends were paid at 1.18 ARS per share, in compliance with the decision taken at the Ordinary General Shareholders’ Meeting held on April 30, 2014, which provided for distribution of dividends within a term not exceeding the end of the present period.

Consolidated Results Q2 2014

YPF Notes issued during Q2 2014 are detailed below.

YPF Note	Amount	Interest Rate	Maturity
Series XXVI (Q4 2013) (*)	587 MUSD	8.875%	60 months
Series XXVIII (Q2 2014)	1,000 MUSD	8.75%	120 months
Series XXXI (Q2 2014)	201 MARS	20% + Margin	12 months
Series XXXII (Q2 2014)	465 MARS	BADLAR + 3.20%	21 months
Series XXXIII (Q2 2014)	66 MUSD	2.00%	33 months

(*)	On April 2, 2014 YPF S.A. announced the results of the exchange of medium term Notes at 10% (Series C) with maturity in 2028 for Unsubordinated Notes with maturity in 2018; the exchange covered USD 87 million of Notes.

Consolidated Results Q2 2014

5. TABLES AND NOTES

Q2 2014 Results

Consolidated Results Q2 2014

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2 2013	Q1 2014	Q2 2014	Var.% Q2 14/Q2 13		Jan - Jun 2013	Jan - Jun 2014	Var.% 2014/2013
21,941	30,664	35,330	61.0%	Revenues	40,575	65,994	62.6%
(16,573)	(23,016)	(25,427)	53.4%	Costs of sales	(30,511)	(48,443)	58.8%

5,368	7,648	9,903	84.5%	Gross profit	10,064	17,551	74.4%

(2,088)	(2,204)	(2,317)	11.0%	Selling expenses	(3,569)	(4,521)	26.7%
(686)	(817)	(1,180)	72.0%	Administration expenses	(1,235)	(1,997)	61.7%
(170)	(197)	(727)	327.6%	Exploration expenses	(246)	(924)	275.6%
(1,061)	(46)	271	(125.5%)	Other expenses	(1,118)	225	(120.1%)

1,363	4,384	5,950	336.5%	Operating income	3,896	10,334	165.2%

133	(3)	26	(80.5%)	Income on investments in companies	133	23	(82.7%)
(221)	(1,124)	102	(146.2%)	Financial income (expenses), net Gains (losses) on assets	(268)	(1,022)	281.3%
177	280	318	79.7%	Interests	316	598	89.2%
(398)	(1,404)	(216)	(45.7%)	Exchange differences	(584)	(1,620)	177.4%
452	5,707	(1,184)	(361.9%)	(Losses) gains on liabilities	694	4,523	551.7%
(817)	(1,568)	(1,943)	137.8%	Interests	(1,425)	(3,511)	146.4%
1,269	7,275	759	(40.2%)	Exchange differences	2,119	8,034	279.1%

1,727	8,964	4,894	183.4%	Net income before income tax	4,455	13,858	211.1%

(1,159)	(139)	(2,891)	149.4%	Income tax	(2,003)	(3,030)	51.3%
(42)	(6,038)	(460)	995.2%	Deferred income tax	(668)	(6,498)	872.8%

(9)	(94)	17		Net income (loss) for noncontrolling interest	(9)	(77)

535	2,881	1,526	185.2%	Net income for the period (*)	1,793	4,407	145.8%

1.36	7.34	3.89	185.5%	Earnings per share, basic and diluted (*)	4.56	11.23	146.2%

1,829	11,239	1,405	(23.2%)	Other comprehensive Income	3,214	12,644	293.4%

2,355	14,026	2,948	25.2%	Total comprehensive income for the period	4,998	16,974	239.6%

3,948	8,360	10,464	165.0%	Adj. EBITDA (**)	8,690	18,824	116.6%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	Attributable to controlling shareholder.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets

Consolidated Results Q2 2014

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Q2 2014 figures unaudited, figures expressed in millions of pesos)

	12/31/2013	06/30/2014
Noncurrent Assets
Intangible assets	2,446	4,610
Fixed assets	93,496	132,352
Investments in companies	2,124	2,510
Deferred income tax assets	34	98
Other receivables and advances	2,927	2,271
Trade receivables	54	18

Total Non-current assets	101,081	141,859

Current Assets
Inventories	9,881	11,977
Other receivables and advances	6,506	7,847
Trade receivables	7,414	11,891
Assets available for sale	—	1,576
Cash and equivalents	10,713	11,448

Total current assets	34,514	44,739

Total assets	135,595	186,598

Shareholders’ equity
Shareholders’ contributions	10,600	10,575
Reserves and unnapropiated retained earnings	37,416	54,003
Noncontrolling interest	224	147

Total Shareholders’ equity	48,240	64,725

Noncurrent Liabilities
Provisions	19,172	23,421
Deferred income tax liabilities	11,459	19,294
Other taxes payable	362	344
Salaries and social security	8	—
Loans	23,076	35,296
Accounts payable	470	621

Total Noncurrent Liabilities	54,547	78,976

Current Liabilities
Provisions	1,396	1,561
Income tax liability	122	1,395
Other taxes payable	1,045	2,074
Salaries and social security	1,119	1,186
Loans	8,814	10,895
Accounts payable	20,312	25,322
Dividends payable	—	464

Total Current Liabilities	32,808	42,897

Total Liabilities	87,355	121,873

Total Liabilities and Shareholders’ Equity	135,595	186,598

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2014

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q2	Q1	Q2		Jan - Jun	Jan - Jun
2013	2014	2014		2013	2014
			Cash Flows from operating activities
526	2,787	1,543	Net income	1,784	4,330
(133)	3	(26)	Income from investments in companies	(133)	(23)
2,533	3,903	4,414	Depreciation of fixed assets	4,701	8,317
52	73	100	Amortization of intangible assets	93	173
666	1,015	788	Consumption of materials and fixed assets and intangible assets retired, net of provisions	1,091	1,803
1,410	604	939	Net increase in provisions	1,826	1,543
(36)	—	(53)	Acquisition of own shares	(36)	(53)
			Changes in assets and liabilities:
(1,018)	(1,996)	(1,447)	Trade receivables	(2,483)	(3,443)
(978)	(3,052)	2,314	Other receivables and liabilities	(1,041)	(738)
(1,072)	(1,660)	(381)	Inventories	(1,414)	(2,041)
1,286	(1,144)	1,484	Accounts payable	1,491	340
(145)	1,598	(674)	Other Taxes payable	246	924
(4)	(196)	208	Salaries and Social Securities	(128)	12
(152)	(744)	(410)	Decrease in provisions from payments	(274)	(1,154)
(62)	143	558	Interest, exchange differences and other	181	701
121	—	215	Dividends from investments in companies	121	215
22	14	14	Stock compensation plan	22	28
—	(741)	(386)	Accrued insurance	—	(1,127)
—	—	591	Insurance charge for loss of profit		591
237	6,108	1,639	Net charge of income tax payment	976	7,747
1,201	6,177	1,010	Income tax	2,671	9,528
(964)	(69)	(479)	Income tax payments	(1,695)	(1,781)

3,253	6,715	11,430	Net cash flows provided by operating activities	7,023	18,145

			Cash flows from investing activities
			Payments for investments:
(5,993)	(11,817)	(10,335)	Acquisitions of fixed assets and Intangible assets	(10,737)	(22,152)
—	(85)	—	Capital contributions in non-current investments	—	(85)
—	1,531	180	Liabilities of sales of fixed assets	—	1,711
—	(326)	(186)	Acquisitions of participation in UTEs	—	(512)
107	(6,102)	(1)	Acquisition of subsidiaies net of adcquiered funds	107	(6,103)
—	608	1,210	Insurance charge for material damages	—	1,818

(5,886)	(16,191)	(9,132)	Net cash flows used in investing activities	(10,630)	(25,323)

			Cash flows from financing activities
(1,625)	(2,143)	(3,839)	Payment of loans	(3,581)	(5,982)
(570)	(939)	(1,360)	Payment of interests	(1,101)	(2,299)
5,617	4,252	10,949	Proceeds from loans	8,627	15,201

3,422	1,170	5,750	Net cash flows provided by financing activities	3,945	6,920

36	702	291	Effect of changes in exchange rates on cash and equivalents	55	993

825	(7,604)	8,339	Increase (Decrease) in Cash and Equivalents	393	735

4,315	10,713	3,109	Cash and equivalents at the beginning of the period	4,747	10,713
5,140	3,109	11,448	Cash and equivalents at the end of the period	5,140	11,448

825	(7,604)	8,339	Increase (Decrease) in Cash and Equivalents	393	735

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
443	1,325	6,202	Cash	443	6,202
4,697	1,784	5,246	Other Financial Assets	4,697	5,246

5,140	3,109	11,448	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	5,140	11,448

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q2 2014

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of pesos)

			Corporate and	Consolidation
Q2 2014	Upstream	Downstream	Other	Adjustments	Total
Revenues	2,365	32,713	252	—	35,330
Revenues from intersegment sales	14,320	366	1,339	-16,025	—

Revenues	16,685	33,079	1,591	-16,025	35,330

Operating Income (loss)	3,305	2,921	-365	89	5,950
Investments in companies	-1	27	—	—	26
Depreciation of fixed assets	3,745	589	80	—	4,414
Acquisitions of fixed assets	8,672	1,833	361	—	10,866
Assets	106,989	64,959	17,446	-2,796	186,598

			Corporate and	Consolidation
Q2 2013	Upstream	Downstream	Other	Adjustments	Total
Revenues	1,281	20,398	262	—	21,941
Revenues from intersegment sales	8,943	323	516	-9,782	—

Revenues	10,224	20,721	778	-9,782	21,941

Operating Income (loss)	588	1,210	-303	-132	1,363
Investments in companies	—	133	—	—	133
Depreciation of fixed assets	2,173	313	47	—	2,533
Acquisitions of fixed assets	5,514	925	71	—	6,510
Assets	50,636	40,291	8,867	-1,302	98,492

Consolidated Results Q2 2014

5.5 MAIN DOLLAR DENOMINATED FINANCIAL MAGNITUDES (unaudited figures)

	2013	2014	2014	Var	2013	2014	Var
Million USD	Q2 (*)	Q1	Q2	Q2 14/Q2 13	Jan - Jun (*)	Jan - Jun	2014/2013
INCOME STATEMENT
Revenues	4,203	4,040	4,413	5.0%	7,911	8,430	6.6%
Costs of sales	-3,175	-3,032	-3,176	0.0%	-5,949	-6,188	4.0%

Gross profit	1,028	1,008	1,237	20.3%	1,962	2,242	14.3%
Selling expenses	-400	-290	-289	-27.6%	-696	-578	-17.0%
Administration expenses	-131	-108	-147	12.2%	-241	-255	5.9%
Exploration expenses	-33	-26	-91	178.8%	-48	-118	146.1%
Other expenses	-203	-6	34	-116.7%	-218	29	-113.2%

Operating income	425	578	743	74.9%	926	1,320	42.5%
Depreciation of fixed assets	485	514	551	13.6%	917	1,062	15.9%
Amortization of intangible assets	10	10	12	25.4%	18	22	21.9%

Adj. EBITDA (**)	920	1,101	1,307	42.0%	1,861	2,405	29.2%

UPSTREAM
Revenues	1,959	1,966	2,084	6.4%	3,716	4,037	8.6%
Operating income	276	397	413	49.3%	646	807	24.9%
Depreciation	416	435	468	12.4%	783	900	15.0%
Capital expenditures	1,056	1,133	1,083	2.5%	1,788	2,207	23.4%

DOWNSTREAM
Revenues	3,970	3,896	4,132	4.1%	7,601	8,003	5.3%
Operating income	232	323	365	57.4%	472	686	45.5%
Depreciation	60	72	74	22.6%	117	145	24.2%
Capital expenditures	177	132	229	29.2%	297	362	22.0%

CORPORATE AND OTHER
Operating income	-58	-47	-46	-21.5%	-154	-92	-40.4%
Capital expenditures	14	16	45	231.5%	20	61	206.0%

CONSOLIDATION ADJUSTMENTS
Operating income	-25	-96	11	-144.0%	-38	-82	115.8%
Average exchange rate for the period	5.22	7.59	8.01		5.13	7.83

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period.

(*)	For these periods, results do not include the impact of the provision for claims related to the AES Uruguaiana Emprendimientos S.A. (AESU) and Transportadora de Gas del Mercosur S.A. (TGM) arbitrations.
(**)	Adjusted EBITDA = Net income attributable to shareholders + Net income (loss) for non-controlling interest - Deferred income tax - Income tax - Financial income (losses) gains on liabilities - Financial income gains (losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets

Consolidated Results Q2 2014

5.6 MAIN PHYSICAL MAGNITUDES (Unaudited figures)

	Unit	Q1	Q2	2013 Q3	Q4	Cum. 2013	Q1	2014 Q2	Cum. 2014
Upstream
Crude oil production	Kbbl	20,365	20,770	21,625	22,019	84,780	21,742	21,918	43,660
NGL production	Kbbl	4,918	4,162	3,471	5,033	17,584	4,858	3,751	8,608
Gas production	Mm3	2,824	3,001	3,272	3,262	12,359	3,350	3,960	7,311
Total production	Kbpe	43,045	43,806	45,675	47,568	180,094	47,672	50,577	98,249
Henry Hub	USD/Mmbtu	3.48	4.09	3.58	3.60	3.69	4.94	4.67	4.80
Brent	USD/bbl	112.48	102.58	110.27	109.21	108.63	108.17	109.70	108.93
Downstream
Sales of petroleum products
Domestic market
Gasoline	Km3	1,159	1,060	1,121	1,206	4,545	1,229	1,126	2,355
Diesel	Km3	1,946	2,057	2,048	2,047	8,098	1,920	2,043	3,962
Jet fuel and kerosene	Km3	108	111	112	118	449	124	108	232
Fuel Oil	Km3	129	100	293	239	760	294	297	591
LPG	Km3	168	220	265	144	796	146	210	356
Others (*)	Km3	379	270	350	340	1,338	286	304	590
Total domestic market	Km3	3,889	3,819	4,188	4,094	15,988	3,999	4,087	8,086
Export market
Petrochemical naphtha	Km3	0	0	0	0	0	0	0	0
Jet fuel and kerosene	Km3	131	121	127	126	505	129	116	246
LPG	Km3	123	36	30	104	293	124	35	159
Bunker (Diesel and Fuel Oil)	Km3	186	98	189	191	664	194	205	398
Others (*)	Km3	10	10	9	11	39	8	18	26
Total export market	Km3	450	265	355	432	1,502	455	375	829
Total sales of petroleum products	Km3	4,339	4,084	4,542	4,526	17,490	4,454	4,462	8,916
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	24	27	68	105	224	32	39	71
Methanol	Ktn	49	57	64	66	236	47	73	120
Others	Ktn	130	138	143	132	543	138	143	281
Total domestic market	Ktn	203	222	276	303	1,003	217	255	472
Export market
Methanol	Ktn	8	22	1	10	41	33	22	55
Others	Ktn	62	64	75	39	240	24	33	57
Total export market	Ktn	70	86	76	49	281	57	55	112
Total sales of petrochemical products	Ktn	273	308	352	352	1,284	274	310	584
Sales of other products
Grain, flours and oils
Domestic market	Ktn	39	30	24	31	124	20	22	42
Export market	Ktn	87	239	284	159	769	85	251	336
Total Grain, flours and oils	Ktn	126	269	308	190	893	105	273	378
Main products imported
Gasolines and Jet Fuel	Km3	94	198	0	0	292	179	94	274
Diesel	Km3	183	420	296	351	1,250	473	275	748

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q2 2014

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investors Relations

E-mail: inversoresypf@ypf.com

Website: ir.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 7, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer